

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Jeffrey Holman
Chief Executive Officer
Healthier Choices Management Corp.
3800 North 28th Way
Hollywood, FL 33020

>   **Re: Healthier Choices Management Corp.**
>   **Registration Statement on Form S-1**
>   **Filed April 20, 2021**
>   **File No. 333-255356**

Dear Mr. Holman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Martin T. Schrier